UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 14)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $5.00 per share

(Title of Class of Securities)

G9108L173

(CUSIP Number)

George Saroglou

c/o Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Finnbarr D. Murphy, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

April 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9108L173

1	NAME OF REPORTING PERSONS REDMONT TRADING CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 738,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 738,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G9108L173

1	NAME OF REPORTING PERSONS FIRST TSAKOS INVESTMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,425,002
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,425,002

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G9108L173

1	NAME OF REPORTING PERSONS TSAKOS HOLDINGS FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIECHTENSTEIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,163,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,163,003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,163,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON* OO

THIS STATEMENT CONSTITUTES AMENDMENT NO. 14 TO THE SCHEDULE 13D PREVIOUSLY FILED

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 14 (this “Amendment No. 14”) to Schedule 13D (originally filed on March 20, 2002, subsequently amended and restated on September 8, 2005 and subsequently amended on October 12, 2005, October 25, 2005, December 13, 2005, February 9, 2006, November 29, 2006, July 3, 2008, November 5, 2010, February 24, 2011, May 3, 2012, April 5, 2016 and April 12, 2018 (the “Schedule 13D”) relates to the common shares, par value $5.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 14 shall have the meanings set forth in the Schedule 13D.

This Amendment No. 14 is being filed by the Reporting Persons (as defined below) to update the percentage of Common Shares of the Company beneficially owned by the Reporting Persons to reflect dilution in percentage ownership based on the revised total number of outstanding Common Shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022. This Amendment No. 14 also updates the number of shares held by the Reporting Persons for the 1-for-5 reverse stock split effected by the Company on July 1, 2020, as well as the elimination of Kelley Enterprises Inc. and Marsland Holdings Limited as reporting persons as a result of their contribution of shares to First Tsakos Investments Inc. as described herein.

All share amounts reflect the 1-for-5 reverse stock split effected by the Company on July 1, 2020.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 14 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Redmont Trading Corp. (“Redmont”); (ii) First Tsakos Investments Inc. (“First Tsakos”); and (iii) Tsakos Holdings Foundation (“Tsakos Holdings”, and, together with Redmont and First Tsakos, the “Reporting Persons”), which persons may be deemed, but are not conceded, to constitute a “group” within Section 13(d) of the Securities Exchange Act of 1934.

Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the Securities and Exchange Commission (the “SEC”), beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. Tsakos Holdings owns all of the outstanding shares of Redmont and First Tsakos.

First Tsakos is a holding company organized under the laws of Liberia which owns the number of Common Shares indicated herein.

Redmont is a holding company organized under the laws of Liberia which beneficially owns the number of Common Shares indicated herein.

(b) The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Amendment No. 14.

(c) Attached as Schedule B is the name, principal occupation (where applicable) and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Amendment No. 14.

(d) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph:

On December 31, 2021, First Tsakos acquired 1,520,001 Common Shares from Kelley Enterprises Inc. (“Kelley”) and 905,001 Common Shares from Marsland Holdings Limited (“Marsland”) for no consideration pursuant to a private share transfer in connection with an internal reorganization of those entities controlled by First Tsakos, following which no Common Shares were held by Kelley or Marsland, each of which are in the process of being dissolved. The 1,520,001 and 905,001 Common Shares previously held by Kelley and Marsland were previously reported on the Schedule 13D and First Tsakos and Tsakos Holdings shared voting and dispositive control over the Common Shares held by Kelley and Marsland, resulting in no change in their beneficial ownership of the Common Shares as the result of such acquisition.

Item 4. Purposes of Transactions

Item 4 is hereby amended by adding the following paragraph:

See the response to Item 3, which is incorporated by reference herein. None of the Reporting Persons has any plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to instructions (a) through (j) of Item 4 of the form of Schedule 13D.Each of the Reporting Persons reserve the right to change their intentions, as they deem appropriate. Depending on market conditions and other factors that they may deem material, each of the Reporting Persons may, in privately negotiated transactions, in the open market or otherwise, purchase additional Common Shares and/or related securities, dispose of all or a portion of the Common Shares or related securities that they now beneficially owns or may acquire hereafter, and/or enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting their beneficial ownership.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this filing, the Reporting Persons beneficial ownership of the Common Shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power		Percentage(2)
Redmont Trading Corp.		738,001	(1)	2.6%
First Tsakos Investments Inc.		2,425,002	(1)	8.6%
Tsakos Holdings Foundation		3,163,003	(1)	11.2%

(1)

Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the Common Shares reported by First Tsakos and Redmont.

(2)	The applicable percentage of ownership of each shareholder is based on the Company’s 28,169,637 Common Shares outstanding as of April 21, 2022, as reported in the Company’s filings with the SEC.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and together with Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Tsakos Energy Management Limited., Panayotis Tsakos and Nikolas P. Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. As of the date of this filing, Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Tsakos Energy Management Ltd., Panayotis Tsakos and Nikolas P. Tsakos beneficially or of record own 1,435,000, 813,500, 1,363,702, 670,000, 3,612,202 and 4,323,802 Common Shares, respectively. Together, the group would be deemed to beneficially own 7,486,805 Common Shares, constituting 26.6% of the outstanding common shares of the Company.

(b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 4 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

(c) None.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Redmont, First Tsakos or Tsakos Holdings.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Not applicable.

Item 7. Materials to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated May 23, 2022, among Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 14 is true, complete and correct.

May 23, 2022

REDMONT TRADING CORP.

By:	/s/ Ioannis Saroglou
Name: Ioannis Saroglou
Title: Director

FIRST TSAKOS INVESTMENTS INC.

By:	/s/ P. Efthymiadis
Name: P. Efthymiadis
Title: Director

TSAKOS HOLDINGS FOUNDATION

By:	/s/ Eleftherios Montanios
Name: Eleftherios Montanios
Title: Member of the Foundation Council

By:	/s/ Jean-Claude Jacot
Name: Jean-Claude Jacot
Title: Member of the Foundation Council

SCHEDULE A

Name of Reporting Persons	Address of the Principal Office

Redmont Trading Corp.	80 Broad Street, Monrovia, Liberia

First Tsakos Investments Inc.	80 Broad Street, Monrovia, Liberia

Tsakos Holdings Foundation	Heiligkreuz 6, Vaduz, Liechtenstein

SCHEDULE B

Redmont Trading Corp.

Name	Position	Principal Occupation	Business Address	Citizenship
Tsakos Holdings Foundation	Sole Shareholder		Heiligkreuz 6, Vaduz, Liechtenstein

Ioannis Saroglou	President	Financial Consultant	80 Broad Street, Monrovia, Liberia	Greece

Konstantinos Zafeiras	Secretary/Treasurer	Legal Consultant	80 Broad Street, Monrovia, Liberia	Greece

First Tsakos Investments Inc.

Name	Position	Principal Occupation	Business Address	Citizenship
Tsakos Holdings Foundation	Sole Shareholder		Heiligkreuz 6, Vaduz, Liechtenstein

Pantelis Nicolas Efthymiadis	President	Retired Shipping Industry Consultant	80 Broad Street, Monrovia, Liberia	Greece

Elisabeth Saroglou	Secretary	Retired	80 Broad Street, Monrovia, Liberia	Greece

Tsakos Holdings Foundation

Name	Position	Principal Occupation	Address	Citizenship
Panayotis Nicolas Tsakos	Foundation Council Member	Self-Employed in the Shipping Industry	Heiligkreuz 6, Vaduz, Liechtenstein	Greece

Nikolas P. Tsakos	Foundation Council Member	President & CEO of Tsakos Energy Navigation Ltd.	Heiligkreuz 6, Vaduz, Liechtenstein	Greece

Michael Oberhuber	Foundation Council Member	Attorney	Heiligkreuz 6, Vaduz, Liechtenstein	Liechtenstein

Jean-Claude Jacot	Foundation Council Member	Business Consultant	Heiligkreuz 6, Vaduz, Liechtenstein	Switzerland

Eleftherios Montanios	Foundation Council Member	Attorney	Heiligkreuz 6, Vaduz, Liechtenstein	Cyprus

EXHIBIT INDEX

The following is filed as an Exhibit to this Amendment No. 14:

Exhibit 1: Joint Filing Agreement, dated May 23, 2022 among, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.